HENRY BROS. ELECTRONICS, INC. AND SUBSIDIARIES

EXHIBIT 3.7
CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

HENRY BROS. ELECTRONICS, INC.

Under Section 242 of the Delaware General Corporation Law

Henry Bros. Electronics, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”) hereby certifies as follows:

1.  The Article Fourth of the Certificate of Incorporation is hereby amended in its entirety by striking out such Article and inserting in place thereof the following:

FOURTH: The corporation shall be authorized to issue an aggregate of 22,000,000 shares of stock in the following manner:

Class	Number of Shares	Par Value

Common Stock	20,000,000	$.01
Preferred Stock	2,000,000	$.01

The designations and the powers, preferences and rights, and the qualifications or restrictions of the Preferred Stock are as follows:

Shares of Preferred Stock shall be issued from time to time in one or more series, with such distinctive serial designations as shall be stated and expressed in the resolution or resolutions providing for the issue of such shares from time to time adopted by the board of directors; and in such resolution or resolutions providing for the issue of shares of each particular series; the board of directors is expressly authorized to fix the annual rate or rates of dividends for the particular series; the dividend payment dates for the particular series and the date from which dividends on all shares of such series issued prior to the record date for the first dividend payment date shall be cumulative; the redemption price or prices for the particular series; the voting powers for the particular series; the rights, if any, of holders of the shares of the particular series to convert the same into shares of any other series or class or other securities of the corporation, with any provisions for the subsequent adjustment of such conversion rights; and to classify or reclassify any unissued preferred shares by fixing or altering from time to time any of the foregoing rights, privileges and qualifications.

All shares of Preferred Stock in any one series shall be identical with each other in all respects, except that shares of any one series issued at different times may differ as to the dates from which dividends thereon shall be cumulative; and all shares of Preferred Stock shall be of equal rank, regardless of the series, and shall be identical in all respects except as to the particulars fixed by the board as hereinabove provided or as fixed herein.

2.  The foregoing amendment has been duly adopted in accordance with the provisions of Section 242 of the General Corporation law of the State of Delaware by the vote of a majority of each class of outstanding stock of the Corporation entitled to vote thereon.

IN WITNESS WHEREOF, we have signed this Certificate this 11th day of November, 2009.

/s/ James E. Henry
James E. Henry,
Chief Executive Officer, Treasurer and Vice Chairman